UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2022
Commission File Number: 001-32199

SFL Corporation Ltd.
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 17, 2022, announcing preliminary financial results for the quarter ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 17, 2022	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2022

SFL Corporation Ltd.

Preliminary Q2 2022 results and increased quarterly cash dividend of $0.23 per share

Hamilton, Bermuda, August 17, 2022. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2022.

Highlights
•74th consecutive quarterly dividend declared, $0.23 per share
•Net profit of $57.4 million, or $0.45 per share in the second quarter
•Received charter hire1 of approximately $164.9 million in the quarter from the Company’s vessels and rigs, including $5.2 million of profit share
•Adjusted EBITDA2 of $115.8 million from consolidated subsidiaries, plus an additional $7.8 million adjusted EBITDA2 from associated companies
•Sale and delivery of two 2004 built VLCCs and a 2003 built feeder containership in the quarter, generating approximately $13.2 million in book gain
•Agreement to acquire four modern Suezmax tankers in combination with 6-year charters to a subsidiary of Koch Industries, a world leading industrial conglomerate

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«We are pleased to report another strong quarter as we continue to renew, grow and diversify our portfolio. So far in 2022 we have added approximately $1.3 billion to our fixed-rate backlog, with several new blue-chip customers, such as Trafigura, Hapag-Lloyd, ConocoPhillips and most recently Koch Industries, with the addition of four modern, eco-design vessels.

The dividend has now been increased for four consecutive quarters, and approximately $2.5 billion has been returned to our shareholders since 2004. We aim to continue investing in new accretive assets and build our charter backlog supporting our long-term dividend distribution capacity».

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.23 per share. The dividend will be paid on or around September 29, to shareholders on record as of September 15, and the ex-dividend date on the New York Stock Exchange will be September 14, 2022.

Results for the Quarter ended June 30, 2022
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $153.3 million in the second quarter of 2022, compared to $152.4 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.7 million of charter hire which is not identified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization, and capital payments.

The net result was impacted by non-recurring or non-cash items, including positive mark-to-market effects relating to interest rate swaps and equity investments of $4.9 million, gain from the sale of assets of $13.2 million, gain from redemption of bonds of $1.4 million and a decrease of $0.9 million in credit loss provisions.

Reported net income pursuant to U.S. GAAP for the quarter was $57.4 million, or $0.45 per share.

Business Update
As of June 30, 2022, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 75 wholly or partly owned vessels and newbuildings under construction was approximately $3.7 billion with a weighted remaining charter term of 6.8 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit-sharing feature that may improve our operating results.

The vast majority of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Liners
SFL currently has a liner fleet of 34 container vessels and six car carriers, including four dual fuel car carriers under construction. The liner fleet generated approximately $88.9 million in gross charter hire in the quarter, including $3.8 million of profit share from fuel savings. Of the total gross charter hire, more than 93% was derived from vessels on long term charters and the remaining was derived from vessels employed in the short term market.

As of June 30, 2022, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.4 billion, with an average remaining charter term of approximately 4.9 years or 7.5 years if weighted by charter hire. The charter backlog includes approximately $0.4 billion from six car carriers.

The 1,700 teu container vessel MSC Alice, which has been on a hire purchase arrangement during the last five years, was delivered to MSC in April against a total purchase price of approximately $13 million. The vessel was debt free and SFL recorded a gain of approximately $12 million in the second quarter.

Tankers
In the second quarter, SFL had a fleet of 16 crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $35.2 million in gross charter hire during the quarter.

SFL has two Suezmax tankers and two smaller chemical tankers trading in the spot and short-term charter market, and the net charter hire from these vessels was approximately $6.6 million in the second quarter, compared to approximately $3.5 million in the first quarter.

The Company has announced an agreement to acquire four modern Suezmax tankers in combination with 6-year time charters to a subsidiary of Koch Industries, a world leading industrial conglomerate, adding approximately $250 million to SFL’s fixed-rate backlog. The vessels are built in 2015 and 2020, and all have eco-design features including exhaust gas cleaning systems. The Company expects full cash flow effect
3 Fixed rate backlog as per June 30, 2022 includes fully owned vessels and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

from the vessels early in the fourth quarter with an estimated annual EBITDA contribution of approximately $30 million.

During the second quarter, SFL sold two 2004 built VLCCs and terminated the vessels’ charter agreements with a subsidiary of Frontline. The net cash proceeds after repayment of associated financing was approximately $35 million including a compensation from Frontline for the early termination of the charters. SFL recorded a gain of approximately $2 million in the second quarter as a result of the sale.

Dry Bulk
The Company has 15 dry bulk carriers of which 10 were employed on long term charters during the quarter. SFL generated approximately $31.3 million in gross charter hire from the dry bulk fleet in the second quarter, including $1.4 million of profit share.

The five vessels employed in the spot and short term market contributed approximately $13.4 million in net charter hire during the second quarter, compared to approximately $8.0 million in the previous quarter.

Offshore
SFL owns two harsh environment drilling rigs, West Hercules and West Linus which have been chartered to subsidiaries of Seadrill since 2008 and 2014, respectively. In the second quarter, the Company received charter hire of $9.6 million from the rigs.

In connection with Seadrill’s emergence from Chapter 11 in the first quarter, it was agreed that the drilling contract for West Linus with ConocoPhillips Skandinavia AS will be assigned from Seadrill to an SFL subsidiary. The change will be effective as soon as customary Norwegian regulatory approvals have been obtained, currently expected to be completed in the third quarter of 2022.

The harsh environment semi-submersible rig West Hercules will remain on charter to Seadrill while it is finalizing a drilling contract with an oil major before redelivery to SFL in Norway, currently estimated to Q4 2022. The rig is marketed for new charter opportunities in 2023 following completion of its special periodic survey expected in the first quarter of 2023.

Financing and Capital Expenditure
As of June 30, 2022, SFL had approximately $224 million of cash and cash equivalents.

During the second quarter, SFL sold its two 2004-built VLCCs and a 2003-built feeder containership, with net proceeds of approximately $48 million after repayment of associated debt.

Also during the quarter, SFL refinanced two car carriers for a combined amount of approximately $49 million. The transaction added approximately $31 million in cash proceeds. The Company is also in the process of refinancing ten dry bulk vessels with expected net cash proceeds of approximately $50 million in the third quarter. The net proceeds from these transactions are expected to be reinvested in new assets.

At the end of the quarter, SFL had four dual fuel car carriers under construction for delivery in 2023 and 2024. The remaining capital expenditures related to yard instalments was approximately $240 million at quarter end. Most of this is expected to be financed by debt facilities in due course.

Subsequent to quarter end, the Company has agreed to acquire four modern eco-design vessels for an aggregate price of $222.5 million which is expected to be financed by a combination of cash at hand and new senior debt facilities.

Strategy and Outlook
SFL continues to execute on its strategy of acquiring accretive assets with long term charters whilst maintaining the conservative profile of chartering out the majority of the fleet to operators with a strong financial and competitive position in their respective markets. Over the years, SFL has continuously improved the quality of the fleet by disposing of older, less economical vessels, and reinvesting in modern and more fuel efficient ones.

SFL’s diversified fleet and mix of top tier counterparties provides the Company with a strong asset portfolio, and the recent acquisitions and financing transactions are illustrative of SFL’s ability to structure accretive transactions. We expect to continue building our business platform through new asset acquisitions and investments in order to further enhance the visibility of our cash flows, supporting our long-term dividend distribution capacity.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels and one VLCC were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the second quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $3.6 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the bankruptcy proceedings relating to Seadrill and certain of its subsidiaries and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

August 17, 2022

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2022 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2021
except per share data)	2022	2022	(audited)
Charter revenues: operating lease	145,834	143,695	466,598
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	2,309	4,213	26,094
Profit share income	5,154	4,481	20,704
Total operating revenues	153,297	152,389	513,396
Gain on sale of assets and termination of charters	13,228	—	39,405

Vessel operating expenses	(39,817)	(43,534)	(156,732)
Administrative expenses	(3,777)	(4,839)	(12,974)
Depreciation	(46,625)	(44,688)	(138,330)
Vessel impairment charge	—	—	(1,927)
Total operating expenses	(90,219)	(93,061)	(309,963)

Operating income	76,306	59,328	242,838

Results in associates	706	699	4,194
Interest income from associates	1,138	1,125	6,921
Interest income, other	661	21	529
Interest expense	(24,873)	(22,587)	(90,385)
Amortization of deferred charges	(1,422)	(1,222)	(6,705)
Gain on Investments in debt and equity securities	1,961	2,505	995
Income related to non-designated derivatives	3,730	7,295	4,875
Other financial items	(799)	(143)	1,081
Taxes	—	—	—
Net income	57,408	47,021	164,343

Basic earnings per share ($)	0.45	0.37	1.35

Weighted average number of shares(2)	126,785,545	126,785,545	122,140,675
Common shares outstanding(2)	126,785,545	126,785,545	126,785,545

(1)‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended June 30, 2022 was $3.9 million (three months ended March 31, 2022: $5.4 million; full year 2021: $36.3 million)
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share

SFL CORPORATION LTD.
SECOND QUARTER 2022 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2021
(in thousands of $)	2022	2022	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	223,816	149,289	145,622
Restricted cash	5,714	6,896	8,338
Investment in marketable securities	20,734	23,726	21,210
Amount due from related parties	6,584	8,615	8,557
Investment in sales-type, direct financing & leaseback assets, current portion	15,544	23,682	23,484
Other current assets	58,576	47,936	43,105

Long term
Vessels and equipment, net	2,350,247	2,386,444	2,230,583
Vessels and equipment under finance lease, net	635,587	645,886	656,072
Newbuildings and vessel deposits	61,769	53,780	57,093
Investment in sales-type, direct financing & leaseback assets, long term	111,217	175,709	181,282
Investment in associates(2)	16,584	16,598	16,635
Amount due from related parties - long term(2)	45,000	45,000	45,000
Other long term assets	38,427	22,898	22,316

Total assets	3,589,799	3,606,459	3,459,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	760,473	298,242	302,769
Amount due to related parties	1,246	1,514	1,295
Finance lease liability, current portion	52,397	51,795	51,204
Other current liabilities	46,072	43,023	45,048

Long term
Long term interest bearing debt, net of deferred charges	1,203,068	1,728,036	1,586,445
Finance lease liability, long term	446,426	459,770	472,996
Other long term liabilities	33,563	9,869	17,213

Stockholders’ equity	1,046,554	1,014,210	982,327

Total liabilities and stockholders’ equity	3,589,799	3,606,459	3,459,297
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
SECOND QUARTER 2022 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2021
	2022	2022	(audited)

OPERATING ACTIVITIES
Net income	57,408	47,021	164,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49,632	47,487	151,706
Vessel impairment charge	—	—	1,927
Adjustment of derivatives to fair value recognised in net income	(4,338)	(8,380)	(11,591)
Gain on Investments in debt and equity securities	(1,961)	(2,505)	(995)
Results in associates	(706)	(699)	(4,194)
Gain on sale of assets and termination of charters	(13,228)	—	(39,405)
Repayment of Investment in sales-type, direct financing & leaseback assets	3,896	5,357	36,276
Other, net	306	608	1,799
Change in operating assets and liabilities	(5,809)	(7,382)	(6,271)
Net cash provided by operating activities	85,200	81,507	293,595

INVESTING ACTIVITIES
Purchase of vessels and capital improvements in progress	(129)	(179,056)	(520,271)
Net investment in newbuildings and vessel deposits	(7,988)	(7,687)	(61,351)
Proceeds from sale of vessels and termination of charters	83,333	—	183,886
Cash received from associates	719	734	9,998
Other assets / investments	(6,888)	10,954	(1,312)
Net cash provided by/ (used in) investing activities	69,047	(175,055)	(389,050)

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,742)	(12,635)	(48,887)
Proceeds from long and short term debt	48,750	206,600	586,750
Repayment of long and short term debt	(88,643)	(71,143)	(301,451)
Resale/ (repurchase) of Company bonds	—	—	(215,098)
Expenses paid in connection with securing finance	(374)	(1,692)	(8,025)
Cash received from share issuance	—	—	89,280
Cash dividends paid	(27,893)	(25,357)	(77,552)
Net cash provided by/ (used in) financing activities	(80,902)	95,773	25,017

Net increase/ (decrease) in cash, cash equivalents and restricted cash	73,345	2,225	(70,438)
Cash, cash equivalents and restricted cash at beginning of period	156,185	153,960	224,398
Cash, cash equivalents and restricted cash at end of period	229,530	156,185	153,960

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2022 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended June 30, 2022

River Box
(in thousands of $)	Holding Inc
Share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,833
Interest expense, related party (2)	(568)
Interest expense, other	(3,563)
Other items (3)	4
Net income (4)	706
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2022 was $2.9 million
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended June 30, 2022, the Company recorded $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown
(3)‘Other items’ includes a decrease of the credit loss provision of $0.0 million for the three months ended June 30, 2022
(4)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2022

River Box
(in thousands of $)	Holding Inc (1)
Share presented	49.9%
Cash and cash equivalents	2,078
Investment in direct financing leases including current portion	253,476
Total assets	255,554

Short term and long term portions of lease liability	215,596
Other current liabilities	919

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,584

Total liabilities and stockholder's equity	255.554

(1)100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2022 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Jun 30, 2022
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	85,200	3,552
Non cash movements in other assets and liabilities	6,665	86
Interest related to Non- Designated Derivatives	608	—
Interest expense	24,873	3,563
Interest income, other	(409)	—
Interest/ (income) expense from associates	(1,138)	568

Adjusted EBITDA (1)	115,799	7,769

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments